UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002 P.E. 5/1/2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

NUM MAY EMBARK ON ILLEGAL STRIKE AT HARMONY'S KALGOLD OPERATIONS

Johannesburg, 7 May 2002 – Harmony Gold Mining Company Limited today announced that the threatened strike by the National Union of Mineworkers (NUM) branch at Kalgold was illegal and unprotected in terms of section 64(1) of the Labour Relations Act.

The company stated that the relationship between the specific branch of the Union and mine management had been problematic for some time and follows issues that have been left unresolved over the past 12 – 18 months.

The intended illegal industrial action is deplored and will impact on efforts to establish a constructive relationship between the two parties.

Employees at the company's Kalgold operations are not covered by the bi-annual Chamber of Mines wage negotiations.

The NUM only represents 250 employees at Kalgold. The company's Kalgold operations produce less than 2% of Harmony's annual production which is in excess of 3 million ounces.

Ends

For immediate release
Tuesday
7 May 2002
For further details contact:

Bernard Swanepoel
on +27(0)83 303 9922
or
Ferdi Dippenaar
on +27(0)82 807 3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary